FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 30, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Completion of Second Tranche of Tenaris Share Buyback Program. Weekly Report (Monday, April 29, 2024).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Completion of Second Tranche of Tenaris Share Buyback Program. Weekly Report (Monday, April 29, 2024)

Luxembourg, April 30, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today the completion of the second tranche of its previously announced Share Buyback Program.

During the second tranche, which ran from February 26, 2024, to (and including) April 29, 2024, the Company purchased a total of 16,367,003 ordinary shares for a total consideration of €277,137,521, or US$300 million.

On April 29, 2024, the Company purchased the following ordinary shares:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
29-apr-24	MTA	576,155	15.9204	9,172,618	1.0712	9,825,708
29-apr-24	CEUX	305,735	15.9123	4,864,947	1.0712	5,211,331
29-apr-24	TQEX	57,679	15.9151	917,967	1.0712	983,326
29-apr-24	AQEU	30,955	15.9084	492,445	1.0712	527,507
		970,524	15.9171	15,447,977		16,547,873

As of April 29, 2024, the Company held in treasury 34,146,305 ordinary shares (including 17,779,302 ordinary shares bought in the first tranche), equal to 2.89% of the total issued share capital.

The extraordinary general meeting held on April 30, 2024, approved the cancellation of the 17,779,302 shares bought in the first tranche. The 16,367,003 shares bought in the second tranche of Tenaris’s share buyback program are expected to be canceled at the extraordinary general meeting of shareholders to be held immediately after the general meeting of shareholders that will consider the 2024 accounts. Until then, such 16,367,003 shares, equal to 1.41% of the total issued share capital, will be held in treasury.

The third tranche of Tenaris’s Share Buyback Program is expected to begin shortly.

Details of the above transactions are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.